                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-2(a)
                    Under the Securities Exchange Act of 1934

                         Firearms Training Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318120102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Coleman Gregory, Esq.
                          BHF (USA) Capital Corporation
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 756-5967
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                      Patterson, Belknap, Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036
                                 (212) 336-2000

                                 August 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                                    1 of 27

CUSIP No. 318120102

--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS

ING Groep NV
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a)  ( )
                                                                       (b)  (x)

--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)          (   )
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands
--------------------------------------------------------------------------------


                                            (7)      SOLE VOTING POWER
         NUMBER OF SHARES                               7,100,391
                                            ------------------------------------
         BENEFICIALLY                       (8)      SHARED VOTING POWER
         OWNED BY                                         -0-
                                            ------------------------------------
         EACH                               (9)      SOLE DISPOSITIVE POWER
         REPORTING                                      7,100,391
                                            ------------------------------------
         PERSON                             (10)     SHARED DISPOSITIVE POWER
         WITH                                             -0-
                                            ------------------------------------


--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

7,100,391
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                     (   )
--------------------------------------------------------------------------------

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

10.33%
--------------------------------------------------------------------------------

(14)  TYPE OF REPORTING PERSON

HC
--------------------------------------------------------------------------------

                                     2 of 27

CUSIP No. 318120102

--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS

BHF-Bank Aktiengesellschaft
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a)  ( )
                                                                       (b)  (x)
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)          (   )
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         German
--------------------------------------------------------------------------------


                                            (7)      SOLE VOTING POWER
         NUMBER OF SHARES                               7,100,391
                                            ------------------------------------
         BENEFICIALLY                       (8)      SHARED VOTING POWER
         OWNED BY                                         -0-
                                            ------------------------------------
         EACH                               (9)      SOLE DISPOSITIVE POWER
         REPORTING                                      7,100,391
                                            ------------------------------------
         PERSON                             (10)     SHARED DISPOSITIVE POWER
         WITH                                             -0-
                                            ------------------------------------


--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

7,100,391
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                     (   )
--------------------------------------------------------------------------------

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

10.33%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

BK
--------------------------------------------------------------------------------

                                     3 of 27

CUSIP No. 318120102

--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS

BHF (USA) Holdings, Inc.
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a)  ( )
                                                                       (b)  (x)

--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         00
--------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)          (   )
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------


                                            (7)      SOLE VOTING POWER
         NUMBER OF SHARES                                7,100,391
                                            ------------------------------------
         BENEFICIALLY                       (8)      SHARED VOTING POWER
         OWNED BY                                          -0-
                                            ------------------------------------
         EACH                               (9)      SOLE DISPOSITIVE POWER
         REPORTING                                       7,100,391
                                            ------------------------------------
         PERSON                             (10)     SHARED DISPOSITIVE POWER
         WITH                                              -0-
                                            ------------------------------------


--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

7,100,391
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                     (   )
--------------------------------------------------------------------------------

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
10.33%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

HC
--------------------------------------------------------------------------------

                                     4 of 27

CUSIP No. 318120102

--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS

BHF (USA) Capital Corporation
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a)  ( )
                                                                       (b)  (x)

--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO
--------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)          (   )
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                                            (7)      SOLE VOTING POWER
         NUMBER OF SHARES                                7,100,391
                                            ------------------------------------
         BENEFICIALLY                       (8)      SHARED VOTING POWER
         OWNED BY                                          -0-
                                            ------------------------------------
         EACH                               (9)      SOLE DISPOSITIVE POWER
         REPORTING                                       7,100,391
                                            ------------------------------------
         PERSON                             (10)     SHARED DISPOSITIVE POWER
         WITH                                              -0-
                                            ------------------------------------


--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

7,100,391
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                     (   )
--------------------------------------------------------------------------------

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
10.33%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

CO
--------------------------------------------------------------------------------

                                     5 of 27

ITEM 1.           SECURITY AND ISSUER

The title of the class of equity to which this Schedule relates is Class A Common Stock (the "Common Stock"), of Firearms Training Systems, Inc., a Delaware corporation ("FTS"). The address of the principal executive offices of FTS is 7340 McGinnis Ferry Road, Suwanee, Georgia 30174.

ITEM 2.           IDENTITY AND BACKGROUND

The schedule is being filed by (i) ING Groep NV, a Netherlands corporation ("ING"), with its principal executive office located at Stravinskylaan 2631, 1077 ZZ Amsterdam, the Netherlands, (ii) BHF-Bank Aktiengesellschaft, a German corporation ("BHF-Bank"), with its principal executive offices at Bockenheimer Landstrasse 10, 60323 Frankfurt am Main, Germany, (iii) BHF (USA) Holdings, Inc., a Delaware corporation ("BHF Holdings"), with its principal executive offices at 590 Madison Avenue, New York, New York 10022, and (iv) BHF (USA) Capital Corporation, a Delaware corporation ("BHF Capital"), with its principal executive office located at 590 Madison Avenue, New York, New York 10022. ING, BHF-Bank, BHF Holdings and BHF Capital are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director of the Reporting Persons is set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 is a United States citizen unless otherwise indicated.

ING is a financial services holding company whose subsidiaries are engaged principally in the insurance and banking businesses. BHF-Bank is a German bank. BHF Holdings is a holding company whose subsidiaries are engaged principally in financial services and related business. BHF Capital is a commercial lending/finance company.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a certain Second Amended and Restated Credit Agreement, dated April 1, 2000, by and among FTS, as parent, Fats, Inc., as borrower, the Lenders named therein and Bank of America, N.A. as successor in interest to NationsBank, N.A., as Agent, BHF Capital, as a Lender, agreed

                                     6 of 27
to acquire from FTS, as partial satisfaction of restructured loans made to FTS, 7,100,391 shares of Common Stock of FTS. The closing of the transactions described above occurred on August 25, 2000. Giving effect to the completion of the transactions summarized above, the Reporting Persons beneficially own an aggregate of 7,100,391 shares of Common Stock of FTS (representing approximately 10.33% of the outstanding Common Sock of FTS after the completion of the transactions). The funds used by the Reporting Persons to acquire the securities covered by this Schedule were provided from partial satisfaction of loans previously made by BHF Capital to FTS.

                                     7 of 27

ITEM 4.           PURPOSE OF TRANSACTION

On August 25, 2000, FTS, its lenders and a substantial shareholder completed a restructuring transaction with retroactive effect to April 1, 2000 which significantly reduced FTS' outstanding indebtedness. The lenders have been issued Preferred Stock and Class A Common Stock in partial satisfaction of existing revolving loans, and accrued interest under those revolving loans, as of March 31, 2000 and in partial satisfaction of certain term loans and accrued interest under those loans as of March 31, 2000, made to FTS.

In connection with the restructuring, FTS and holders of its outstanding debt and preferred stock exchanged all such debt and preferred stock, aggregating approximately $82 million, for the following:

         - A new senior secured revolving credit line in the amount of approximately $881,000 to support existing letters of credit and future working capital requirements.

         - $12 million of senior secured debt with cash interest payable at prime plus 1% and no principal payments due until maturity in 2003, with a one year extension at FTS' option.

         - $23 million of junior secured debt with 10% interest payable in additional notes or cash, depending on FATS' profitability, and no principal payments until maturity in 2003, with a one year extension at FTS' option.

         - Approximately $21 million of new preferred stock with a 10% cumulative dividend rate payable in additional shares of preferred stock. No dividends or other distributions junior ranking to this preferred stock shall be paid, declared or set apart until all accrued dividends of this preferred stock have been declared and paid. This new preferred stock must be redeemed by FTS when junior secured debt is repaid.

         - Approximately 49 million additional shares of Common Stock valued at $0.50 per share based upon the twenty trading days ending April 27, 2000. As a result of this share issuance, FTS' senior lenders have the power to vote a majority of FTS' voting Common Stock.

         - Warrants to purchase 2,000,000 shares of Common Stock of FTS with an exercise price of $0.25 issued to a substantial shareholder.

         - Amended warrants already held by a substantial shareholder to purchase 3,246,164 shares of Common Stock of FTS at $1.00 per share by providing for payment of the exercise price in cash rather than the Series A Preferred Stock and making a slight adjustment in the original exercise price of $1.03 per share.

                                     8 of 27

         Certain of the securities described above were issued to a substantial shareholder.

The Reporting Persons from time to time may review the merits of their investment in FTS and evaluate their options with respect thereto. Subject to such review and evaluation, the Reporting Persons may determine to acquire additional shares of Common Stock of FTS (or securities convertible into Common Stock of FTS) through open market purchases or privately negotiated transactions, may determine to sell shares of Common Stock of FTS (or securities convertible into Common Stock of FTS) and/or may pursue any other options with respect to their investment in FTS.

Notwithstanding anything to the contrary contained herein, the Reporting Persons reserve the right, depending on all relevant factors, to change their intention with respect to any and all of the matters referred to in the preceding paragraph.

Other than as described in this schedule, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM  5.          INTEREST IN SECURITIES OF THE ISSUER

The number of shares of Common Stock of FTS beneficially owned as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by the Reporting Persons as of the date hereof is 7,100,391 shares of Common Stock of FTS, representing approximately 10.33% of the outstanding Common Stock of FTS. The Reporting Persons have sole voting or dispositive power with respect to the shares of Common Stock which they beneficially hold.

Except for the transactions described in this schedule, no transactions were effected by the Reporting Persons in the Common Stock of FTS during the 60 days preceding the date hereof.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The shares of FTS' Common Stock owned by the Reporting Persons are held pursuant to a Voting and Stock Restriction Agreement dated as of April 1, 2000 and entered into on August 25, 2000 whereby the lenders agreed to vote such shares as determined by lenders holding a majority of the commitments to provide revolving credit advances (the "Required Lenders") and granted an irrevocable proxy to Bank of America, N.A., to vote as so directed. In addition, a substantial shareholder agreed that on or before September 30, 2000, three of the four directors of FTS who are affiliated with the substantial shareholder would resign unless the Required Lenders asked them not to resign. The Required Lenders agreed for so long as the Voting and

                                     9 of 27

Stock Restriction Agreement was in effect to vote their shares for election of one qualified person affiliated with the substantial shareholder nominated by the substantial shareholder to the Board of Directors such that one such person was serving on the Board at all times. Pursuant to a letter agreement, the substantial shareholder also agreed to cooperate in appointing candidates proposed by the lenders to the Board of Directors, who will collectively constitute a majority of the Board of Directors to serve until the next election of directors. In addition, all parties agreed to cooperate to identify and urge the selection of a mutually acceptable, qualified candidate to serve as an active Chairman of the Board of Directors and to give due consideration in that regard to selection of a representative of the management consultant required to be retained by FTS pursuant to FTS' senior credit agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7(1).  August 25, 2000 Letter Agreement.

Exhibit 7(2).  Voting and Stock Restriction Agreement.

                                    10 of 27

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  ING GROEP, NV

Date:  September 6, 2000     By:  /S/ Cornelis F. Drabbe
                                  ----------------------------
                                Name:   Cornelis F. Drabbe
                                Title:  Counsel

                                    11 of 27

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             BHF-BANK
                                             AKTIENGESELLSCHAFT


Date:  September 6, 2000                  By /s/ Peter-Josef Becker
                                            ------------------------------------
                                            Name: Peter-Josef Becker
                                            Title: Executive Vice President

                                          By /s/ Peter Gloystein
                                            ------------------------------------
                                            Name: Peter Gloystein
                                            Title: Chairman of the Managing
                                                   Board of Directors



                                    12 of 27

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       BHF (USA) HOLDINGS, INC.


Date:  September 6, 2000            By /s/ Burkhard Frankenberger
                                       ----------------------------
                                       Name: Burkhard Frankenberger
                                       Title:  Managing Director



Date:  September 6, 2000            By /s/ Thomas Leissl
                                       ------------------
                                       Name: Thomas Leissl
                                       Title: Senior Managing Director


                                    13 of 27

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       BHF (USA) CAPITAL
                                       CORPORATION


Date:  September 6, 2000            By /s/ Coleman Gregory
                                       -------------------
                                       Name: Coleman Gregory
                                       Title: Senior Vice President and General
                                              Counsel



Date:  September 6, 2000            By /s/ Burkhard Frakenberger
                                       -------------------------
                                       Name: Burkhard Frakenberger
                                       Title: Senior Managing Director


                                    14 of 27

Schedule 1
                          DIRECTORS OF ING GROEP N.V.


Name                             Position                              Citizenship        Address
E. Kist                          Chairman of Executive                 Dutch              Strawinskylaan 2631
                                 Board                                                    1077 ZZ Amsterdam
                                                                                          The Netherlands

J.H.M. Lindenbergh               Member of Executive Board             Dutch              Strawinskylaan 2631
                                                                                          1077 ZZ Amsterdam
                                                                                          The Netherlands

C. Maas                          Member of Executive Board;            Dutch              Strawinskylaan 2631
                                 Chief Financial Officer                                  1077 ZZ Amsterdam
                                                                                          The Netherlands

A.H.G. Rinnooy Kan               Member of Executive Board             Dutch              Strawinskylaan 2631
                                                                                          1077 ZZ Amsterdam
                                                                                          The Netherlands

M. Tilmant                       Member of Executive Board             Belgian            Strawinskylaan 2631
                                                                                          1077 ZZ Amsterdam
                                                                                          The Netherlands

F.S. Hubbell                     Member of Executive Board             American           Strawinskylaan 2631
                                                                                          1077 ZZ Amsterdam
                                                                                          The Netherlands

D. Robins                        Member of Executive Board             British            Strawinskylaan 2631
                                                                                          1077 ZZ Amsterdam
                                                                                          The Netherlands



                                    15 of 27

                             DIRECTORS OF BHF - BANK AKTIENGESELLSCHAFT

Name                          Principal Occupation                    Citizenship         Business Address
Peter Gloystein               Member of the Managing Board            German              Bockenheimer
                                                                                          Landstrasse 10 60323
                                                                                          Frankfurt am Main
                                                                                          Germany

Roland Scharff                Member of the Managing Board            German              Bockenheimer
                                                                                          Landstrasse 10 60323
                                                                                          Frankfurt am Main
                                                                                          Germany

Louis Graf von Zech           Member of the Managing Board            German              Bockenheimer
                                                                                          Landstrasse 10 60323
                                                                                          Frankfurt am Main
                                                                                          Germany

Dietmar Schmid                Member of the Managing Board            German              Bockenheimer
                                                                                          Landstrasse 10 60323
                                                                                          Frankfurt am Main
                                                                                          Germany

Tilo Paduch                   Member of the Managing Board            German              Bockenheimer
                                                                                          Landstrasse 10 60323
                                                                                          Frankfurt am Main
                                                                                          Germany

Ralf - Hartmut                Member of the Managing Board            German              Bockenheimer
Fiedler                                                                                   Landstrasse 10 60323
                                                                                          Frankfurt am Main
                                                                                          Germany

Ulrich Leistner               Member of the Managing Board            German              Bockenheimer
                                                                                          Landstrasse 10 60323
                                                                                          Frankfurt am Main
                                                                                          Germany

Rudolf Rhein                  Member of the Managing Board            German              Bockenheimer
                                                                                          Landstrasse 10 60323
                                                                                          Frankfurt am Main
                                                                                          Germany


                                    16 of 27

                  DIRECTOR/OFFICERS OF BHF (USA) HOLDINGS, INC.

NAME                      PRINCIPAL OCCUPATION                      CITIZENSHIP           BUSINESS ADDRESS
Burkhard                  MEMBER OF BOARD OF DIRECTOR               GERMAN                590 MADISON
Frankenberger             AND MANAGING DIRECTOR                                           AVENUE, NEW YORK, NY
                                                                                          10022
THOMAS LEISSL             MEMBER OF BOARD OF DIRECTOR               GERMAN                590 MADISON
                          AND MANAGING DIRECTOR                                           AVENUE, NEW YORK, NY
                                                                                          10022
PETER GLOYSTEIN           CHAIRMAN OF BOARD OF DIRECTORS            GERMAN                60323 FRANKFURT AM
                                                                                          MAIN, GERMANY
ROLAND SCHARFF            MEMBER OF BOARD OF BOARD OF               GERMAN                60323 FRANKFURT AM
                          DIRECTORS                                                       MAIN, GERMANY
PETER-JOSEF               MEMBER OF BOARD OF BOARD OF               GERMAN                60323 FRANKFURT AM
BECKER                    DIRECTORS                                                       MAIN, GERMANY


               DIRECTOR/OFFICERS OF BHF (USA) CAPITAL CORPORATION


NAME                      PRINCIPAL OCCUPATION                      CITIZENSHIP           BUSINESS ADDRESS
Burkhard                  MEMBER OF BOARD OF DIRECTOR               GERMAN                590 MADISON
Frankenberger             AND SENIOR MANAGING DIRECTOR                                    AVENUE, NEW YORK, NY
                                                                                          10022

THOMAS LEISSL             MEMBER OF BOARD OF DIRECTOR               GERMAN                590 MADISON
                          AND SENIOR MANAGING DIRECTOR                                    AVENUE, NEW YORK, NY
                                                                                          10022

PETER GLOYSTEIN           CHAIRMAN OF BOARD OF DIRECTORS            GERMAN                60323 FRANKFURT AM
                                                                                          MAIN, GERMANY

ROLAND SCHARFF            MEMBER OF BOARD OF BOARD OF               GERMAN                60323 FRANKFURT AM
                          DIRECTORS                                                       MAIN, GERMANY

PETER-JOSEF               MEMBER OF BOARD OF BOARD OF               GERMAN                60323 FRANKFURT AM
BECKER                    DIRECTORS                                                       MAIN, GERMANY


                                   17 of 27